September 27, 2011

BY FACSIMILE AND U.S. MAIL
John H. Lively, Esquire
The Law Offices of John H. Lively & Associates, Inc.
2014 West 141st Terrace, Suite 119
Leawood, KS 66224

 RE: Cottonwood Mutual Funds
       File Nos. 333-176541 and 811-22602

Dear Mr. Lively:

  We have reviewed the registration statement for Cottonwood Mutual Funds filed on Form N-1A with the Securities and Exchange Commission on August 29, 2011, and have the following comments:

PROSPECTUS

1. Please provide the fund's exchange ticker symbol on the front cover page of the prospectus. See Item 1(a)(2) of Form N-1A.

2. In the fund's fee table, "Other Expenses" are estimated as "0.00" yet disclosure further in the prospectus under the heading "General Information – Management" suggests that fund shareholders are responsible for paying "brokerage fees and commissions, taxes, interest expense, the costs of acquired fund fees and expenses and extraordinary expenses." Please reconcile this disclosure. In addition, any expected interest expense or dividends paid in connection with short sales should be reflected in the fee table unless the adviser is responsible for such expenses. (If so, please clarify the disclosure to reflect this responsibility.)

3. The fund's investment objective is "long-term capital appreciation," yet in the section entitled "Principal Investment Strategies of the Fund" the disclosure states that the investment strategy used by the fund "seeks performance that exceeds the returns of 3-month U.S. Treasury bills." Please reconcile this disclosure.

4. In the section entitled "Principal Investment Strategies of the Fund," the prospectus states that the fund will "sell short, or take short positions in, equity securities." Please disclose what is meant by short selling.

5. In the section entitled "Principal Investment Strategies of the Fund," where the prospectus references the Russell 1000 Index, please add disclosure explaining the composition of that index.

6. In the section entitled "Principal Investment Strategies of the Fund," the prospectus states that the adviser will use "quantitative techniques" in selecting investments for the fund. Please add disclosure explaining what is meant by quantitative techniques and the factors used for selecting securities for purchase or sale.

7. In the section entitled "Principal Investment Strategies of the Fund," the prospectus states, "The Strategy seeks performance that exceeds the returns of 3-month U.S. Treasury bills." Please disclose whether such strategy is before or after expenses. In addition, please consider disclosing the current return of 3-month U.S. Treasury bills.

8. The prospectus states that the fund may use derivative contracts to implement elements of its investment strategy. The Division of Investment Management has made a number of observations about derivative-related disclosure by investment companies in a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010.
    (http://www.sec.gov/divisions/investment/guidance/ici073010.pdf) Please review the observations set forth in that letter and revise your disclosure of use and risks of derivatives accordingly.

9. Under the heading, "The Principal Risks of Investing in the Fund – Market Neutral Style Risk," the disclosure references the "on-going hedging techniques that are a core component of the Fund's Strategy." Please link these "hedging techniques" to the fund's principal investment strategies.

10. Under the heading, "The Principal Risks of Investing in the Fund – Borrowing Risk and Leverage Risk," the disclosure states: "Borrowing for investment purposes creates leverage, which will exaggerate the effect of any increase or decrease in the market price of securities in the Fund's portfolio on the Fund's net asset value and, therefore, may increase the volatility of the Fund." Please recast this sentence into plain English. In addition, please move the disclosure which further discusses the effect of leverage on the fund, currently found under the subheading "Derivatives Risk," to the disclosure found under the subheading "Borrowing Risk and Leverage Risk."

11. Under the heading "Investment Objective, Principal Investment Strategies, Related Risks, and Disclosure of Portfolio Holdings – Temporary Defensive

Positions," please disclose that if the fund enters a temporary defensive position, it may not achieve its investment objective.

12. Under the heading "General Information – Management," please provide a brief description of each portfolio manager's role on the management team, including a description of any limitation on each person's role and the relationship between that person's role and the roles of the other portfolio managers on the management team. In addition, please disclose the business experience of Messrs. Robert Morris, Patrick Morris and Kyle Cox for the past five years. See Item 10(a)(2) of Form N-1A.

13. Under the heading "Investing in the Fund," the disclosure states that the "Fund (or Fund agent) has the authority to redeem shares in your account(s) to cover any losses due to fluctuations in share price." Please explain to the staff under what conditions the fund may redeem shares to cover losses and please provide the authority under which the fund will make such redemptions.

14. Under the heading "Other Important Investment Information – Market Timing," the disclosure states that the trustees have adopted a policy and procedures related to market timing. Please add disclosure describing these procedures and policy with specificity. See Item11(e)(4)(iii) of Form N-1A.

STATEMENT OF ADDITIONAL INFORMATION

15. Please provide the fund's exchange ticker symbol on the front cover page. See Item 14(a)(2) of Form N-1A.

16. Please add a fundamental policy regarding diversification to the fund's investment limitations. See Item 16(c)(1)(vii) of Form N-1A.

17. Under the heading "The Portfolio Manager," please provide the information regarding other accounts managed for each individual portfolio manager of the fund and describe any material conflicts of interest that may arise in connection with a portfolio manager's management of the fund's assets while also managing the investments of other accounts. See Item 20(a) of Form N-1A. In addition, please revise the disclosure regarding portfolio manager compensation to include bonuses, deferred compensation, pensions and retirement plans as applicable. See Instruction 2 to Item 20(b) of Form N-1A.

18. Under the heading "Additional Service Providers -- Administrator," please describe the compensation paid for administrative services. See Item 19(h)(1) of Form N-1A.

19. Please disclose whether the fund has appointed an anti-money laundering compliance officer as required by the USA Patriot Act.

GENERAL

20. We may have additional comments on disclosures made in response to this letter, information supplied supplementally, or exhibits added in any pre-effective amendments.

21. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

22. Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 of the Securities Act of 1933. Where no changes will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis of your position.

TANDY LETTER

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, please furnish a letter acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the fund from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and
- The fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filings or in response to our comments on your filings.

If you have any questions about these comments, please call me at 202-551-6951.

Sincerely,

Linda B. Stirling
Senior Counsel